NEW GOLD INC.

PRESS RELEASE

New Afton Project

Copper Mineralization Intersected Underground in Cross-Cut

August 4 2005, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to announce that visible copper mineralization, in the main zone of mineralization, has been intersected in the underground cross-cut at the Company’s New Afton Copper-Gold Project, Kamloops, British Columbia, Canada.  The mineralization was intersected at approximately the location predicted from both the previous resource model, and the current underground diamond drill program.

The mineralization was intersected at a distance of 173 metres (m) from the start of the cross–cut, on section 44E at an elevation of 342m as indicated on the attached map.  The cross-cut has currently been advanced to more than 217m.  The copper mineralization is in the form of Chalcopyrite, indicating the cross-cut intersected the hypogene zone of mineralization as anticipated.  The visual identification of copper mineralization was confirmed with the assay results of the initial chip samples taken from the mineralization.  These samples were continuous samples taken from both the left (east) and right (west) walls of the decline after the first 4m round had been extracted from the mineralization.  The average of these two samples was 1.43% Copper (Cu), 0.25 g/t Gold (Au), 2.3 g/t Silver (Ag), and <0.03 g/t Palladium (Pd).

Mineralization is being systematically sampled and analyzed for Cu, Au, Ag and Pd as the cross-cut is advanced.  Additional results will be released when the cross-cut has been advanced sufficiently to provide meaningful information on the nature and grade of the mineralization.

Upon releasing this information, President and CEO, Chris Bradbrook commented, “This is another extremely important milestone in the evolution of our New Afton Project.  The ability to directly access the mineralization underground will allow us to gather data which will be essential in completion of the Feasibility Study.  We are particularly pleased that the mineralization was encountered approximately where anticipated, and according to schedule.”

The cross-cut was commenced from the main underground exploration decline, and both are part of the total planned 2,000m of underground excavation.  The main decline has currently been advanced to a distance of more than 1,162m of a planned 1,250m, indicating it is over 90% complete.  Total underground excavation advance (including the main decline, cross-cut, diamond drill bays and miscellaneous other excavations) now totals more than 1,550m, indicating the project is more than 75% complete.

The cross-cut will allow the Company to work on some of the key issues which must be addressed to facilitate the successful evaluation of the New Afton Project, and its potential to develop into a new underground mine.  Firstly, it will permit direct sampling, mapping and analysis of the mineralization.  Secondly, it will permit geotechnical evaluation of both the mineralization and wall rocks in order to assist in the determination of the most appropriate mining methods which could be considered.  Thirdly it will permit the extraction of samples for metallurgical analysis.  As indicated on the attached map, the cross-cut will split into two branches in order to facilitate evaluation of the different types of mineralization known to be present.

The main decline is also providing the access required to complete a program of underground diamond drilling.  This program is designed to provide a more detailed understanding of the mineralization, and to test the validity of the current resource model.  It is anticipated that the next update on this program will be provided shortly.

The information obtained from the exploration decline and the underground diamond drill program will be used in completion of a Feasibility Study, which will determine the capital requirements and potential economics of developing a new underground mine to extract this resource.  The underground portion of this work commenced in November, 2004 and remains under budget and ahead of schedule.   It is anticipated that the technical component of the Feasibility Study will commence in Q4, 2005.  The Company is fully funded to complete the remainder of the planned program.

The current resource was independently calculated from a kriged block model as part of an independent advanced scoping study conducted by Behre Dolbear in 2003 and updated in 2004 under the supervision of qualified person James A. Currie, P.Eng.  Metal prices used in the scoping study and the resource calculation were US$0.85 per lb Cu, US$375 per oz Au, US$5.25 per oz Ag, and US$200 per oz Pd.  At a cut-off of 0.70% Cu equivalent the Measured and Indicated Mineral Resource was calculated to be 68.7 Million Tonnes grading 1.68% Cu equivalent or 2.61 g/t Au equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  The scoping study suggested that the project has very robust economics, with an after-tax IRR of 20% at the metal prices used.  The Measured Resource category was calculated to be 9.5 Million Tonnes grading 1.29% Cu, 0.95 g/t Au, 3.44 g/t Ag, and 0.12 g/t Pd.  The Indicated Resource category was calculated to be 59.2 Million Tonnes grading 1.05% Cu, 0.83 g/t Au, 2.49 g/t Ag, and 0.12 g/t Pd.

QUALIFIED PERSON

All technical information in this press release has been reviewed and approved by Mike Hibbitts P.Geo., Vice President Exploration and Development for New Gold Inc. who is a Qualified Person under National Instrument 43-101.  He is therefore qualified to confirm the validity and veracity of these results.

A Quality Assurance/Quality Control Program (QA/QC) was established under the direction of Roscoe Postle Associates, an independent firm of geological and mining consultants based in Toronto, Ontario, Canada with offices in Vancouver, British Columbia and Rouyn-Noranda, Quebec.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada. Copper is analyzed through Aqua Regia digestion with AA finish. Samples containing native copper are analyzed for "metallic" copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample. The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

New Gold is in strong financial condition with cash of approximately $20 million (at 30/06/05) and no debt.  The company has only 14.4 million shares outstanding and 16.2 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel:  877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995:  This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements.  Such forward-looking statements herein represent management’s best judgment as of the date hereof based on information currently available.  The Company does not intend to update this information and disclaims any legal liability to the contrary. Cautionary Note to U.S. Investors concerning resource estimates.  This press release discusses the results of a scoping study, which is a “preliminary assessment” as defined in the Canadian NI 43-101, under which the use of inferred mineral resources is permitted under certain circumstances. The U.S. Securities and Exchange Commission regulations do not recognize any circumstances in which inferred mineral resources may be so used.  U.S. investors are cautioned not to assume that any part or all of an inferred resource category described as a ‘resource falling within the mine plan’ will ever be converted into ‘reserves’ within the definition of that term in SEC Industry Guide 7.  Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.  This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.